Exhibit 99.1

Canadian Solar Reports Second Quarter 2024 Results

Guelph, Ontario, August 22, 2024 – Canadian Solar Inc. (“Canadian Solar” or the “Company”) (NASDAQ: CSIQ) today announced financial results for the second quarter ended June 30, 2024.

Highlights

•	Solar module shipments of 8.2 GW, above guidance of 7.5 GW to 8.0 GW.

•	Net revenues of $1.6 billion, in line with guidance of $1.5 billion to $1.7 billion.

•	17.2% gross margin, in line with guidance of 16% to 18%.

•	e-STORAGE backlog grew to $2.6 billion, backed by a record 66 GWh of pipeline, as of June 30, 2024.

•	Recurrent Energy expanded its total development pipeline to 27 GWp of solar and 63 GWh of battery energy storage, as of June 30, 2024.

•	Achieved initial closing of BlackRock’s investment in Recurrent Energy, representing the majority of the planned $500 million capital infusion.

•	Announced a $200 million private placement of secured convertible notes with PAG.

•	Published the 2023 Corporate Sustainability Report, featuring sustainability disclosures aligned with global standards, on May 31, 2024.

Dr. Shawn Qu, Chairman and CEO, commented, “We achieved solid results in the second quarter of 2024, with shipments, revenue, and gross margin meeting or surpassing our previous guidance. Today, we have reached an optimal scale—large enough to maintain a highly competitive cost structure yet lean enough to adapt swiftly to changes in industry dynamics. In our module business, we continue to apply a disciplined approach to operations, from strategic capacity investments to stringent order management. At the same time, we are positioning ourselves for sustainable medium- and long-term growth through our energy storage business, e-STORAGE, and global project development platform, Recurrent Energy. Sustainable and ethical growth is key to our strategy, and we are proud to have published our latest Corporate Sustainability Report, featuring expanded disclosures and enhanced transparency.”

Yan Zhuang, President of Canadian Solar’s CSI Solar subsidiary, said, “Despite challenging market dynamics, CSI Solar achieved strong results in the first half. Amidst fierce industry competition, we maintained our focus on profitability while also increasing volume this quarter. As polysilicon prices further declined, the resulting price decreases across the upstream supply chain helped reduce manufacturing costs. Given the current industry landscape, we have decided to delay certain upstream investments to further prioritize profitability. In these situations, our partial vertical integration affords us strategic agility. Additionally, e-STORAGE not only delivered record volumes, but also grew its backlog to $2.6 billion, supported by a robust 66 GWh pipeline.”

Ismael Guerrero, CEO of Canadian Solar’s Recurrent Energy subsidiary, said, “We successfully completed the initial closing of BlackRock’s $500 million investment and expect to finalize the transaction in the coming months. As we progress toward our operational targets, we continue to demonstrate our ability to secure competitive financing. Notably, we obtained a landmark multi-currency revolving credit facility valued at up to €1.3 billion, involving ten banks, to support the construction of renewable energy projects across several European countries.”

Xinbo Zhu, Senior VP and CFO, added, “In the second quarter of 2024, we delivered $1.6 billion in revenue, a gross margin of 17.2%, and $4 million in net income. Going forward, CSI Solar and Recurrent Energy’s leverage profiles will align with their respective strategic goals. This quarter, CSI Solar reduced its debt to better navigate the industry cycle. Meanwhile, Recurrent Energy will continue to increase leverage in the near-term to support its transition to a partial IPP model. The recently announced convertible notes will contribute to optimizing our capital structure, providing us with added financial flexibility.”

Second Quarter 2024 Results

Total module shipments recognized as revenues in the second quarter of 2024 were 8.2 GW, up 30% quarter-over-quarter (“qoq”) and remained consistent year-over-year (“yoy”). Of the total, 135 MW were shipped to the Company’s own utility-scale solar power projects.

Net revenues in the second quarter of 2024 increased 23% qoq and decreased 31% yoy to $1.6 billion. The sequential increase primarily reflects a higher solar module shipment volume, partially offset by a decline in module average selling price (“ASP”). The yoy decrease primarily reflects a decline in module ASPs and lower project sales, partially offset by higher battery energy storage solutions sales.

Gross profit in the second quarter of 2024 was $282 million, up 12% qoq and down 36% yoy. Gross margin in the second quarter of 2024 was 17.2%, compared to 19.0% in the first quarter of 2024 and 18.6% in the second quarter of 2023. The gross margin sequential decrease was primarily caused by lower module ASPs. The gross margin yoy decrease was primarily driven by lesser margin contribution from solar power and battery energy storage asset sales and lower module ASPs, partially offset by lower manufacturing costs.

Total operating expenses in the second quarter of 2024 were $234 million, compared to $204 million in the first quarter of 2024 and $216 million in the second quarter of 2023. The sequential and yoy increases were primarily driven by higher shipping and handling expenses, with the yoy increase being partially offset by a decrease in share-based compensation expense.

Depreciation and amortization charges in the second quarter of 2024 were $122 million, compared to $110 million in the first quarter of 2024 and $73 million in the second quarter of 2023. The sequential and yoy increases were primarily driven by the Company’s continued investment in vertical integration and incremental capacity expansion.

Net interest expense in the second quarter of 2024 was $19 million, compared to less than $1 million in the first quarter of 2024 and $21 million in the second quarter of 2023. Net interest expense returned to a normalized level in the second quarter of 2024 with the absence of an interest benefit deriving from the interest income generated by anti-dumping and countervailing duty deposit refunds in the first quarter of 2024.

Net foreign exchange and derivative gain in the second quarter of 2024 was $13 million, compared to a net loss of $4 million in the first quarter of 2024 and a net gain of $34 million in the second quarter of 2023.

Net income attributable to Canadian Solar in the second quarter of 2024 was $4 million, or $0.02 per diluted share, compared to a net income of $12 million, or $0.19 per diluted share, in the first quarter of 2024, and net income of $170 million, or $2.39 per diluted share, in the second quarter of 2023. Basic and diluted earnings per share (“EPS”) includes Recurrent Energy redeemable preferred shares dividends payable in kind. As a result, an EPS effect of 3 cents was deducted in the second quarter of 2024 on a dilutive basis.

Net cash flow used in operating activities in the second quarter of 2024 was $429 million, compared to net cash flow used in operating activities of $291 million in the first quarter of 2024 and net cash flow provided by operating activities of $290 million in the second quarter of 2023. The operating cash outflow primarily resulted from increased project assets and accounts receivable.

Total debt was $4.2 billion as of June 30, 2024, including $2.0 billion, $2.0 billion, and $0.2 billion related to CSI Solar, Recurrent Energy, and convertible notes, respectively. Total debt decreased as compared to $4.3 billion as of March 31, 2024, mainly driven by optimization of CSI Solar’s financial leverage to navigate the industry cycle, partially offset by new project development for Recurrent Energy.

Business Segments

The Company has two business segments: Recurrent Energy and CSI Solar. The two businesses operate as follows:

•	Recurrent Energy is one of the world’s largest clean energy project development platforms with 15 years of experience, having delivered approximately 11 GWp of solar power projects and 3.7 GWh of battery energy storage projects. It is vertically integrated and has strong expertise in greenfield origination, development, financing, execution, operations and maintenance, and asset management.

•	CSI Solar consists of solar module and battery energy storage manufacturing, and delivery of total system solutions, including inverters, solar system kits, and EPC (engineering, procurement, and construction) services. CSI Solar’s e-STORAGE branded battery energy storage business includes its utility-scale turnkey battery energy system solutions, as well as a small but growing residential battery energy storage business. These battery energy storage systems solutions are complemented with long-term service agreements, including future battery capacity augmentation services.

Recurrent Energy Segment

As of June 30, 2024, the Company held a leading position with a total global solar development pipeline of 27 GWp and a battery energy storage development pipeline of 63 GWh.

While Recurrent Energy’s business model was historically predominantly develop-to-sell, the Company has been adjusting its strategy to create greater asset value and retain greater ownership of projects in select markets to increase revenues generated through recurring income, such as power sales, operations and maintenance, and asset management income.

The business model consists of three key drivers:

•	Electricity revenue from operating portfolio to drive stable, diversified cash flows in growth markets with stable currencies;

•	Asset sales (solar power and battery energy storage) in the rest of the world to drive cash-efficient growth model, as value from project sales will help fund growth in operating assets in stable currency markets; and

•	Power services (O&M) and asset management through long-term operations and maintenance (“O&M”) contracts, currently with approximately 11 GW of contracted projects, to drive stable and long-term recurring earnings and synergies with the project development platform.

In January 2024, the Company announced a $500 million investment from BlackRock. The investment will provide Recurrent Energy with additional capital to grow its high value project development pipeline while executing its strategy to transition from a pure developer to a developer plus long-term owner and operator in select markets including the U.S. and Europe. This transition is expected to create a more diversified portfolio and provide more stable long-term revenue in low-risk currencies, and enables Recurrent Energy to create and retain greater value in its own project development pipeline. The perimeter of the transaction includes 30 countries, excluding China and Japan.

In June 2024, Recurrent Energy announced the initial closing of the $500 million investment. The initial closing presents the majority of the planned capital infusion at $300 million (before transaction costs). Once the transaction is fully complete, BlackRock's $500 million investment will represent 20% of the outstanding fully diluted shares of Recurrent Energy on an as-converted basis. Canadian Solar will continue to own the remaining majority shares of Recurrent Energy.

Project Development Pipeline – Solar

As of June 30, 2024, Recurrent Energy’s total solar project development pipeline was 27.4 GWp, including 1.7 GWp under construction, 4.8 GWp of backlog, and 20.9 GWp of projects in advanced and early-stage pipelines, defined as follows:

•	Backlog projects are late-stage projects that have passed their risk cliff date and are expected to start construction in the next 1-4 years. A project’s risk cliff date is the date on which the project passes the last high-risk development stage and varies depending on the country where it is located. This is usually after the projects have received all the required environmental and regulatory approvals, and entered into interconnection agreements, feed-in tariff (“FIT”) arrangements, and power purchase agreements (“PPAs”). A significant majority of backlog projects are contracted (i.e., have secured a PPA or FIT), and the remaining have a reasonable assurance of securing PPAs.

•	Advanced pipeline projects are mid-stage projects that have secured or have more than 90% certainty of securing an interconnection agreement.

•	Early-stage pipeline projects are early-stage projects controlled by Recurrent Energy that are in the process of securing interconnection.

While the magnitude of the Company’s project development pipeline is an important indicator of potential expanded power generation and battery energy storage capacity as well as potential future revenue growth, the development of projects in its pipeline is inherently uncertain. If the Company does not successfully complete the pipeline projects in a timely manner, it may not realize the anticipated benefits of the projects to the extent anticipated, which could adversely affect its business, financial condition, or results of operations. In addition, the Company’s guidance and estimates for its future operating and financial results assume the completion of certain solar projects and battery energy storage projects that are in its pipeline. If the Company is unable to execute on its actionable pipeline, it may miss its guidance, which could adversely affect the market price of its common shares and its business, financial condition, or results of operations.

The following table presents Recurrent Energy’s total solar project development pipeline.

Solar Project Development Pipeline (as of June 30, 2024) – MWp*
Region	In Construction	Backlog	Advanced Pipeline	Early-Stage Pipeline	Total
North America	261	224	1,244	4,374	6,103
Europe, the Middle East, and Africa (“EMEA”)	783**	2,465	1,578	5,539	10,365
Latin America	450**	486	83	4,540	5,559
Asia Pacific excluding China and Japan	-	173	708	1,413	2,294
China	100	1,320**	-	1,390	2,810
Japan	59	131	-	49	239
Total	1,653	4,799	3,613	17,305	27,370
*All numbers are gross MWp. **Including 74 MWp in construction and 551 MWp in backlog that are owned by or already sold to third parties.

Project Development Pipeline – Battery Energy Storage

As of June 30, 2024, Recurrent Energy’s total battery energy storage project development pipeline was 62.8 GWh, including 8.5 GWh under construction and in backlog, and 54.3 GWh of projects in advanced and early-stage pipelines.

The table below sets forth Recurrent Energy’s total battery energy storage project development pipeline.

Battery Energy Storage Project Development Pipeline (as of June 30, 2024) – MWh
Region	In Construction	Backlog	Advanced Pipeline	Early-Stage Pipeline	Total
North America	1,400	600	1,580	15,444	19,024
EMEA	-	1,580	4,627	26,612	32,819
Latin America	-	1,765	-	-	1,765
Asia Pacific excluding China and Japan	444	-	400	1,240	2,084
China	2,000	-	-	2,600	4,600
Japan	-	727	449	1,350	2,526
Total	3,844	4,672	7,056	47,246	62,818

Projects in Operation – Solar Power and Battery Energy Storage Power Plants (Including Unconsolidated Projects)

As of June 30, 2024, the solar power and battery energy storage plants in operation totaled around 1.6 GWp and 1.0 GWh respectively, with a combined estimated net resale value of approximately $1.2 billion. The estimated net resale value is based on selling prices that Recurrent Energy is currently negotiating or comparable asset sales.

Power Plants in Operation*
	North America	EMEA	Latin America	Asia Pacific ex. China and Japan	China	Japan	Total
Solar (MWp)	163	58	970	6	310	62	1,569
Battery Energy Storage (MWh)	280	-	-	24	700	-	1,004

*All numbers are net MWp or MWh owned by Recurrent Energy; total gross MWp of solar projects is 2,621 MWp and total gross battery energy storage projects is 2,124 MWh, including volume that is already sold to third parties.

Operating Results

The following table presents select unaudited results of operations data of the Recurrent Energy segment for the periods indicated.

Recurrent Energy Segment Financial Results (In Thousands of U.S. Dollars, Except Percentages)
	Three Months Ended			Six Months Ended
	June 30, 2024	March 31, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Net revenues	50,525	39,433	360,045	89,958	380,097
Cost of revenues	26,564	26,381	201,981	52,945	214,824
Gross profit	23,961	13,052	158,064	37,013	165,273
Operating expenses	32,877	33,573	35,874	66,450	58,288
Income (loss) from operations*	(8,916)	(20,521)	122,190	(29,437)	106,985
Gross margin	47.4%	33.1%	43.9%	41.1%	43.5%
Operating margin	-17.6%	-52.0%	33.9%	-32.7%	28.1%

* Income (loss) from operations reflects management’s allocation and estimate as some services are shared by the Company’s two business segments.

CSI Solar Segment

Solar Modules and Solar System Kits

CSI Solar shipped 8.2 GW of solar modules and solar system kits to more than 70 countries in the second quarter of 2024. For the second quarter of 2024, the top five markets ranked by shipments were China, the U.S., Pakistan, Germany, and Brazil.

CSI Solar’s revised manufacturing capacity expansion targets are set forth below.

Solar Manufacturing Capacity, GW*
	June 2024 Actual	September 2024 Plan	December 2024 Plan
Ingot	20.4	25.0	25.0
Wafer	28.0	31.0	31.0
Cell	48.4	48.4	48.4
Module	60.0	61.0	61.0

*Nameplate annualized capacities at said point in time. Capacity expansion plans are subject to change without notice based on market conditions and capital allocation plans.

e-STORAGE: Battery Energy Storage Solutions

e-STORAGE is CSI Solar’s utility-scale battery energy storage platform. e-STORAGE provides customers with competitive turnkey, integrated, utility-scale battery energy storage solutions, including bankable, end-to-end, utility-scale, turnkey battery energy storage system solutions across various applications. System performance is complemented with long-term service agreements, which include future battery capacity augmentation services and bring in long-term, stable income.

As of June 30, 2024, e-STORAGE had a total project turnkey pipeline of around 66 GWh, which includes both contracted and in-construction projects, as well as projects at different stages of the negotiation process. In addition, e-STORAGE had approximately 3.1 GWh of operating battery energy storage projects contracted under long-term service agreements, all of which were battery energy storage projects previously executed by e-STORAGE.

As of June 30, 2024, the contracted backlog, including contracted long-term service agreements, was $2.6 billion. These are signed orders with contractual obligations to customers, providing significant earnings visibility over a multi-year period.

The table below sets forth e-STORAGE’s manufacturing capacity expansion targets.

Battery Energy Storage Manufacturing Capacity, GWh*	June 2024 Actual	December 2025 Plan
SolBank	20.0	30.0

*Nameplate annualized capacities at said point in time. Capacity expansion plans are subject to change without notice based on market conditions and capital allocation plans.

Operating Results

The following table presents select unaudited results of operations data of the CSI Solar segment for the periods indicated.

CSI Solar Segment Financial Results* (In Thousands of U.S. Dollars, Except Percentages)
	Three Months Ended			Six Months Ended
	June 30, 2024	March 31, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Net revenues	1,731,470	1,342,153	2,013,993	3,073,623	3,723,723
Cost of revenues	1,441,897	1,094,568	1,726,154	2,536,465	3,120,275
Gross profit	289,573	247,585	287,839	537,158	603,448
Operating expenses	196,255	165,113	168,455	361,368	314,606
Income from operations	93,318	82,472	119,384	175,790	288,842
Gross margin	16.7%	18.4%	14.3%	17.5%	16.2%
Operating margin	5.4%	6.1%	5.9%	5.7%	7.8%

*Include effects of both sales to third-party customers and to the Company’s Recurrent Energy segment. Please refer to the attached financial tables for intercompany transaction elimination information. Income from operations reflects management’s allocation and estimate as some services are shared by the Company’s two business segments.

The table below provides the geographic distribution of the net revenues of CSI Solar:

CSI Solar Net Revenues Geographic Distribution* (In Millions of U.S. Dollars, Except Percentages)
	Q2 2024	% of Net Revenues	Q1 2024	% of Net Revenues	Q2 2023	% of Net Revenues
Americas	892	56	676	53	722	36
Asia	455	29	417	32	716	36
Europe and others	238	15	197	15	566	28
Total	1,585	100	1,290	100	2,004	100

*Excludes sales from CSI Solar to Recurrent Energy.

Business Outlook

The Company’s business outlook is based on management’s current views and estimates given factors such as existing market conditions, order book, production capacity, input material prices, foreign exchange fluctuations, the anticipated timing of project sales, and the global economic environment. This outlook is subject to uncertainty with respect to, among other things, customer demand, project construction and sale schedules, product sales prices and costs, supply chain constraints, and geopolitical conflicts. Management’s views and estimates are subject to change without notice.

For the third quarter of 2024, the Company expects total revenue to be in the range of $1.6 billion to $1.8 billion. Gross margin is expected to be between 14% and 16%. Total module shipments recognized as revenues by CSI Solar are expected to be in the range of 9.0 GW to 9.5 GW, including approximately 100 MW to the Company’s own projects. Total battery energy storage shipments by CSI Solar in the third quarter of 2024 are expected to be between 1.4 GWh to 1.7 GWh, including about 1.2 GWh to the Company’s own projects.

For the full year of 2024, the Company expects total module shipments to be in the range of 32 GW to 36 GW and CSI Solar’s total battery energy storage shipments in the range of 6.5 GWh to 7.0 GWh, including approximately 1 GW and 2.5 GWh respectively to the Company’s own projects. The Company’s total revenue is expected to be in the range of $6.5 billion to $7.5 billion.

Dr. Shawn Qu, Chairman and CEO, commented, “While we continue to navigate challenging market conditions, our focus remains on sustainable, profitable growth. We are beginning to see signs of market rationalization, as module pricing and input costs reach record lows. In line with our commitment to strategic future planning, we are adjusting certain capacity investments to ensure a resilient financial profile. We anticipate stabilization in the second half of the year. Although global economic and political uncertainties will likely persist in the coming months, we have consistently managed risk effectively for our shareholders, partners, and customers in the past—and we remain committed to doing so going forward.”

Recent Developments

Canadian Solar

On August 19, 2024, Canadian Solar announced it had entered into a definitive agreement with PAG, pursuant to which PAG will subscribe for US$200 million in aggregate principal of convertible notes due 2029. The transaction is expected to close in the fourth quarter of 2024, subject to closing conditions. The Company will retain certain flexibility on drawdowns, using the net proceeds to optimize its capital structure.

On May 31, 2024, Canadian Solar announced it had published its 2023 Corporate Sustainability Report that showcases the Company’s ongoing progress and achievements in its environmental, social, and governance (ESG) initiatives. The sustainability disclosures in this report are aligned with global standards set by the SASB (the Sustainability Accounting Standards Board) and the Global Reporting Initiative (GRI), with reference to the IFRS (the International Financial Reporting Standards) set by ISSB (International Sustainability Standards Board).

CSI Solar

On August 8, 2024, Canadian Solar announced it had signed a turnkey EPC contract for 100 MW / 200 MWh energy storage solutions with Fotowatio Renewable Ventures (FRV) Australia for FRV’s Terang energy storage project in Victoria, Australia. FRV Australia, part of Jameel Energy and the Canadian infrastructure fund OMERS, is a leading developer of sustainable energy solutions. An energy storage supply agreement and a long-term service agreement had been signed between the companies. Construction of the project is scheduled to commence in August 2024.

On July 18, 2024, Canadian Solar announced it had signed a contract with Root-Power Ltd., part of YLEM Group, to supply 11 MW AC / 22 MWh AC energy storage solutions for Root-Power’s Coryton Energy Park project located in Corringham, Essex, England. Construction of the project started in late May 2024. An energy storage supply agreement and long-term service agreement had been signed between the companies.

On July 9, 2024, Canadian Solar announced it had secured a contract with Aypa Power to deliver a 498 MWh DC standalone battery energy storage system for Aypa’s Bypass Project in Texas. The project is scheduled for completion in the third quarter of 2025. After integrating and commissioning the project to commercial operation, e-STORAGE will provide ongoing operational support for the project under a long-term service agreement.

On July 8, 2024, Canadian Solar announced it had secured a contract from Nova Scotia Power to develop flagship energy storage projects across three locations in Nova Scotia, Canada: Bridgewater, Waverley, and White Rock. The projects total 150 MW / 705 MWh DC. Construction will be completed by the end of 2026, and the first site is expected to be operational in 2025. e-STORAGE will provide comprehensive EPC services along with long-term service agreements.

On June 20, 2024, Canadian Solar announced it had entered into a partnership agreement with leading renewable energy supplier Lifestyle Solar Inc. to provide solar and energy storage solutions to homebuilders in California. Canadian Solar will offer its new N-type modules from its factory in Mesquite, TX, and the innovative stackable EP Cube home battery, enabling Lifestyle Solar’s clients to achieve energy resilience and lower electricity costs.

On June 13, 2024, Canadian Solar announced it had entered into an agreement with U.S. homebuilder D.R. Horton to offer its solar and energy storage products across communities in California. In its commitment to excellence, D.R. Horton has chosen Canadian Solar's solar panels and batteries, a testament to the superior quality of Canadian Solar’s products.

Recurrent Energy

On August 6, 2024, Canadian Solar announced it had completed the sale of an 83 MWp project in the Dominican Republic to Grupo País and Acciona Energía. The Pedro Corto solar project, located in San Juan de la Maguana, is in the late stage of development.

On July 24, 2024, Canadian Solar announced it had achieved the financial close on a €50 million loan from the European Investment Bank. The facility will support the development and construction of a solar energy portfolio in Italy.

On July 10, 2024, Canadian Solar announced it had signed a 10-year power purchase agreement with GKN Automotive, a global leader in drive systems, for the annual production of approximately 200 GWh of renewable electricity produced by Recurrent Energy’s 115 MWp Rey I Project located in Seville, Andalucia, Spain. Currently under construction, Rey I is expected to be fully operational by the first half of 2026. Recurrent Energy will own and operate the project upon completion.

On June 27, 2024, Canadian Solar announced it had signed a $103 million tax credit facilitation agreement with Bank of America for its North Fork Solar Project. The 160 MW solar project, located southwest of Oklahoma City, is now operational.

On June 20, 2024, Canadian Solar announced it had secured $513 million in project financing for its landmark Papago Storage project located in Maricopa County, Arizona. Construction of the 1,200 MWh Papago Storage is slated to commence in the third quarter of 2024, with commercial operations expected to begin in the second quarter of 2025. This project holds a 20-year tolling agreement with Arizona Public Service, and Recurrent Energy will own and operate the project after construction.

On June 17, 2024, Canadian Solar announced it had achieved commercial operation on its first portfolio of Japan's feed-in premium (FIP) PV projects on June 1, 2024. Toyota Tsusho Corporation entered into a 20-year power purchase agreement with the Company, securing 100% of the PV power, together with the Non-Fossil Certificates (NFCs) generated by the project.

On June 10, 2024, Canadian Solar announced the inauguration of the 446 MWp / 360 MWac Marangatu Solar Complex in Brasileira, Brazil. SPIC owns 70% of the project, while Recurrent Energy owns the remaining 30%. Developed by Recurrent Energy, Marangatu Solar Complex was fully energized in April 2024. 75% of the energy generated is secured through long-term power purchase agreements (PPAs).

On June 3, Canadian Solar announced it had achieved the initial closing and funding of an investment in Recurrent Energy’s platform by BlackRock through a fund managed by its climate infrastructure business. The initial closing of the transaction, first announced in January 2024, was contingent on requisite regulatory approvals and other conditions, which have now been met.

On May 23, 2024, Canadian Solar announced it had secured a landmark multi-currency revolving credit facility valued at up to €1.3 billion with ten banks for the construction of solar and battery energy storage projects in several European countries, including Spain, Italy, the UK, the Netherland, France and Germany. Initially, the facility will support the near-term construction of close to 1 GW of solar capacity, with the vast majority allocated to Spain and the remainder to the UK.

Conference Call Information

The Company will hold a conference call on Thursday, August 22, 2024, at 8:00 a.m. U.S. Eastern Time (8:00 p.m., Thursday, August 22, 2024, in Hong Kong) to discuss its second quarter 2024 results and business outlook. The dial-in phone number for the live audio call is +1-877-704-4453 (toll-free from the U.S.), +852 800 965 561 (from Hong Kong), +86 400 120 2840 (local dial-in from Mainland China) or +1-201-389-0920 from international locations. The conference ID is 13747972. A live webcast of the conference call will also be available on the investor relations section of Canadian Solar's website.

A replay of the call will be available after the conclusion of the call until 11:00 p.m. U.S. Eastern Time on Thursday, September 5, 2024 (11:00 a.m. September 6, 2024, in Hong Kong) and can be accessed by dialing +1-844-512-2921 (toll-free from the U.S.) or +1-412-317-6671 from international locations. The replay pin number is 13747972. A webcast replay will also be available on the investor relations section of Canadian Solar's at www.canadiansolar.com.

About Canadian Solar Inc.

Canadian Solar was founded in 2001 in Canada and is one of the world’s largest solar technology and renewable energy companies. It is a leading manufacturer of solar photovoltaic modules, provider of solar energy and battery energy storage solutions, and developer of utility-scale solar power and battery energy storage projects with a geographically diversified pipeline in various stages of development. Over the past 23 years, Canadian Solar has successfully delivered over 133 GW of premium-quality, solar photovoltaic modules to customers across the world. Likewise, since entering the project development business in 2010, Canadian Solar has developed, built, and connected approximately 11 GWp of solar power projects and 3.7 GWh of battery energy storage projects across the world. Currently, the Company has approximately 1.6 GWp of solar power projects in operation, 6.5 GWp of projects under construction or in backlog (late-stage), and an additional 20.9 GWp of projects in advanced and early-stage pipeline. In addition, the Company has 1 GWh of battery energy storage projects in operation and a total battery energy storage project development pipeline of around 63 GWh, including approximately 8.5 GWh under construction or in backlog, and an additional 54.3 GWh at advanced and early-stage development. Canadian Solar is one of the most bankable companies in the solar and renewable energy industry, having been publicly listed on the NASDAQ since 2006. For additional information about the Company, follow Canadian Solar on LinkedIn or visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release, including those regarding the Company’s expected future shipment volumes, revenues, gross margins, and project sales are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business, regulatory and economic conditions and the state of the solar power and battery energy storage market and industry; geopolitical tensions and conflicts, including impasses, sanctions and export controls; volatility, uncertainty, delays and disruptions related to global pandemics; supply chain disruptions; governmental support for the deployment of solar power and battery energy storage; future available supplies of silicon, solar wafers and lithium cells; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as China, the U.S., Europe, Brazil and Japan; changes in effective tax rates; changes in customer order patterns; changes in product mix; changes in corporate responsibility, especially environmental, social and governance (“ESG”) requirements; capacity utilization; level of competition; pricing pressure and declines in or failure to timely adjust average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; delays in the completion of project sales; the pipeline of projects and timelines related to them; the ability of the parties to optimize value of that pipeline; continued success in technological innovations and delivery of products with the features that customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange and inflation rate fluctuations; litigation and other risks as described in the Company’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on April 26, 2024. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

Wina Huang

Investor Relations

Canadian Solar Inc.

investor@canadiansolar.com

FINANCIAL TABLES FOLLOW

The following tables provide unaudited select financial data for the Company’s CSI Solar and Recurrent Energy businesses.

	Select Financial Data – CSI Solar and Recurrent Energy
	Three Months Ended and As of June 30, 2024 (In Thousands of U.S. Dollars, Except Percentages)
	CSI Solar	Recurrent Energy	Elimination and unallocated items (1)	Total
Net revenues	$1,731,470	$50,525	$(146,562)	$1,635,433
Cost of revenues	1,441,897	26,564	(115,122)	1,353,339
Gross profit	289,573	23,961	(31,440)	282,094
Gross margin	16.7%	47.4%	—	17.2%
Income (loss) from operations (2)	$93,318	$(8,916)	$(36,752)	$47,650

Supplementary Information:
Interest expense (3)	$(15,924)	$(15,289)	$(1,809)	$(33,022)
Interest income (3)	11,037	3,075	10	14,122

Cash and cash equivalents	$1,379,591	$234,023	$6,223	$1,619,837
Restricted cash – current and noncurrent	571,546	858	—	572,404
Non-recourse borrowings	—	781,634	—	781,634
Other short-term and long-term borrowings	1,778,326	1,099,669	—	2,877,995
Green bonds and convertible notes	—	146,998	228,165	375,163

	Select Financial Data – CSI Solar and Recurrent Energy
	Six Months Ended June 30, 2024 (In Thousands of U.S. Dollars, Except Percentages)
	CSI Solar	Recurrent Energy	Elimination and unallocated items (1)	Total
Net revenues	$3,073,623	$89,958	$(199,037)	$2,964,544
Cost of revenues	2,536,465	52,945	(159,713)	2,429,697
Gross profit	537,158	37,013	(39,324)	534,847
Gross margin	17.5%	41.1%	—	18.0%
Income (loss) from operations (2)	$175,790	$(29,437)	$(49,631)	$96,722

Supplementary Information:
Interest expense (3)	$(31,633)	$(29,578)	$(6,678)	$(67,889)
Interest income (3)	42,906	5,479	39	48,424

	Select Financial Data – CSI Solar and Recurrent Energy
	Three Months Ended June 30, 2023 (In Thousands of U.S. Dollars, Except Percentages)
	CSI Solar	Recurrent Energy	Elimination and unallocated items (1)	Total
Net revenues	$2,013,993	$360,045	$(10,015)	$2,364,023
Cost of revenues	1,726,154	201,981	(4,686)	1,923,449
Gross profit	287,839	158,064	(5,329)	440,574
Gross margin	14.3%	43.9%	—	18.6%
Income from operations (2)	$119,384	$122,190	$(17,451)	$224,123

Supplementary Information:
Interest expense (3)	$(15,833)	$(12,824)	$(1,798)	$(30,455)
Interest income (3)	7,550	1,905	1	9,456

	Select Financial Data – CSI Solar and Recurrent Energy
	Six Months Ended June 30, 2023 (In Thousands of U.S. Dollars, Except Percentages)
	CSI Solar	Recurrent Energy	Elimination and unallocated items (1)	Total
Net revenues	$3,723,723	$380,097	$(38,516)	$4,065,304
Cost of revenues	3,120,275	214,824	(28,370)	3,306,729
Gross profit	603,448	165,273	(10,146)	758,575
Gross margin	16.2%	43.5%	—	18.7%
Income from operations (2)	$288,842	$106,985	$(26,100)	$369,727

Supplementary Information:
Interest expense (3)	$(29,421)	$(17,889)	$(3,593)	$(50,903)
Interest income (3)	14,027	3,357	28	17,412

(1)	Includes inter-segment elimination, and unallocated corporate items not considered part of management’s evaluation of business segment operating performance.
(2)	Income (loss) from operations reflects management’s allocation and estimate as some services are shared by the Company’s two business segments.
(3)	Represents interest expenses payable to and interest income earned from third parties.

	Select Financial Data - CSI Solar and Recurrent Energy
	Three Months Ended June 30, 2024	Three Months Ended March 31, 2024	Three Months Ended June 30, 2023
	(In Thousands of U.S. Dollars)
CSI Solar Revenues:
Solar modules	$1,207,816	$912,150	$1,722,687
Solar system kits	114,869	99,247	216,867
Battery energy storage solutions	225,805	251,473	14,889
EPC and others	36,418	26,808	49,535
Subtotal	1,584,908	1,289,678	2,003,978
Recurrent Energy Revenues:
Solar power and battery energy storage asset sales	12,752	6,044	338,487
Power services (O&M) and asset management	18,644	15,868	13,408
Electricity revenue from operating portfolio and others	19,129	17,521	8,150
Subtotal	50,525	39,433	360,045
Total net revenues	$1,635,433	$1,329,111	$2,364,023

	Select Financial Data - CSI Solar and Recurrent Energy
	Six Months Ended June 30, 2024	Six Months Ended June 30, 2023
	(In Thousands of U.S. Dollars)
CSI Solar Revenues:
Solar modules	$2,119,966	$3,177,563
Solar system kits	214,116	350,454
Battery energy storage solutions	477,278	29,699
EPC and others	63,226	127,491
Subtotal	2,874,586	3,685,207
Recurrent Energy Revenues:
Solar PV and battery energy storage asset sales	18,796	343,108
Power services (O&M) and asset management	34,512	22,095
Electricity revenue from operating portfolio and others	36,650	14,894
Subtotal	89,958	380,097
Total net revenues	$2,964,544	$4,065,304

Canadian Solar Inc.

Unaudited Condensed Consolidated Statements of Operations

(In Thousands of U.S. Dollars, Except Share and Per Share Data)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2024	2024	2023	2024	2023
Net revenues	$1,635,433	$1,329,111	$2,364,023	$2,964,544	$4,065,304
Cost of revenues	1,353,339	1,076,358	1,923,449	2,429,697	3,306,729
Gross profit	282,094	252,753	440,574	534,847	758,575

Operating expenses:
Selling and distribution expenses	131,692	88,412	87,686	220,104	176,057
General and administrative expenses	100,911	94,693	139,571	195,604	218,219
Research and development expenses	25,578	34,279	23,137	59,857	40,444
Other operating income, net	(23,737)	(13,703)	(33,943)	(37,440)	(45,872)
Total operating expenses	234,444	203,681	216,451	438,125	388,848

Income from operations	47,650	49,072	224,123	96,722	369,727
Other income (expenses):
Interest expense	(33,022)	(34,867)	(30,455)	(67,889)	(50,903)
Interest income	14,122	34,302	9,456	48,424	17,412
Gain (loss) on change in fair value of derivatives, net	81	(16,694)	(23,775)	(16,613)	(16,174)
Foreign exchange gain, net	12,486	12,913	57,532	25,399	36,672
Investment income (loss), net	(835)	169	1,955	(666)	10,335
Total other income (expenses)	(7,168)	(4,177)	14,713	(11,345)	(2,658)

Income before income taxes and equity in earnings of affiliates	40,482	44,895	238,836	85,377	367,069
Income tax expense	(5,283)	(9,677)	(46,019)	(14,960)	(74,734)
Equity in earnings (losses) of affiliates	(7,775)	1,005	4,719	(6,770)	12,030
Net income	27,424	36,223	197,536	63,647	304,365

Less: Net income attributable to non-controlling interests and redeemable non-controlling interest	23,602	23,871	27,566	47,473	50,683

Net income attributable to Canadian Solar Inc.	$3,822	$12,352	$169,970	$16,174	$253,682

Earnings per share - basic	$0.02	$0.19	$2.62	$0.21	$3.92
Shares used in computation - basic	66,413,750	66,164,560	64,912,928	66,289,155	64,716,522
Earnings per share - diluted	$0.02	$0.19	$2.39	$0.21	$3.58
Shares used in computation - diluted	66,984,783	66,642,725	71,689,925	66,813,754	71,571,041

Canadian Solar Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Income (Loss)

(In Thousands of U.S. Dollars)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2024	2024	2023	2024	2023
Net Income	$27,424	$36,223	$197,536	$63,647	$304,365
Other comprehensive income (loss):
Foreign currency translation adjustment	(59,897)	(53,813)	(68,507)	(113,710)	(45,257)
Gain (loss) on changes in fair value of available-for-sale debt securities, net of tax	769	880	(1,050)	1,649	(711)
Gain (loss) on interest rate swap, net of tax	(481)	965	(67)	484	(172)
Share of gain (loss) on changes in fair value of derivatives of affiliate, net of tax	(159)	1,134	503	975	(107)
Comprehensive income (loss)	(32,344)	(14,611)	128,415	(46,955)	258,118
Less: comprehensive income attributable to non-controlling interests and redeemable non-controlling interest	15,637	20,337	3,690	35,974	28,852
Comprehensive income (loss) attributable to Canadian Solar Inc.	$(47,981)	$(34,948)	$124,725	$(82,929)	$229,266

Canadian Solar Inc.

Unaudited Condensed Consolidated Balance Sheets

(In Thousands of U.S. Dollars)

	June 30,	December 31,
	2024	2023
ASSETS
Current assets:
Cash and cash equivalents	$1,619,837	$1,938,689
Restricted cash	562,427	999,933
Accounts receivable trade, net	1,019,370	904,943
Accounts receivable, unbilled	164,226	101,435
Amounts due from related parties	35,215	40,582
Inventories	1,204,986	1,179,641
Value added tax recoverable	171,859	162,737
Advances to suppliers, net	172,408	193,818
Derivative assets	5,613	9,282
Project assets	555,555	280,793
Prepaid expenses and other current assets	268,433	283,600
Total current assets	5,779,929	6,095,453
Restricted cash	9,977	7,810
Property, plant and equipment, net	3,079,646	3,088,442
Solar power systems, net	1,266,529	951,513
Deferred tax assets, net	314,200	263,458
Advances to suppliers, net	231,298	132,218
Investments in affiliates	227,703	236,928
Intangible assets, net	33,923	19,727
Project assets	688,648	576,793
Right-of-use assets	226,517	237,007
Amounts due from related parties	38,668	32,313
Other non-current assets	239,899	254,098
TOTAL ASSETS	$12,136,937	$11,895,760

Canadian Solar Inc.

Unaudited Condensed Consolidated Balance Sheets (Continued)

(In Thousands of U.S. Dollars)

	June 30,	December 31,
	2024	2023
LIABILITIES, REDEEMABLE NON-CONTROLLING INTEREST AND EQUITY
Current liabilities:
Short-term borrowings	$2,036,003	$1,805,198
Accounts payable	842,105	813,677
Short-term notes payable	765,511	878,285
Amounts due to related parties	3,629	511
Other payables	1,179,390	1,359,679
Advances from customers	274,051	392,308
Derivative liabilities	1,387	6,702
Operating lease liabilities	18,006	20,204
Other current liabilities	458,808	587,827
Total current liabilities	5,578,890	5,864,391
Long-term borrowings	1,623,626	1,265,965
Green bonds and convertible notes	375,163	389,033
Liability for uncertain tax positions	5,847	5,701
Deferred tax liabilities	88,624	82,828
Operating lease liabilities	113,331	116,846
Other non-current liabilities	491,554	465,752
TOTAL LIABILITIES	8,277,035	8,190,516

Redeemable non-controlling interest	$72,785	$—

Equity:
Common shares	835,543	835,543
Additional paid-in capital	470,628	292,737
Retained earnings	1,565,881	1,549,707
Accumulated other comprehensive loss	(215,620)	(118,744)
Total Canadian Solar Inc. shareholders’ equity	2,656,432	2,559,243
Non-controlling interests	1,130,685	1,146,001
TOTAL EQUITY	3,787,117	3,705,244
TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTEREST AND EQUITY	$12,136,937	$11,895,760

Canadian Solar Inc.

Unaudited Condensed Statements of Cash Flows

(In Thousands of U.S. Dollars)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2024	2024	2023	2024	2023
Operating Activities:
Net income	$27,424	$36,223	$197,536	$63,647	$304,365
Adjustments to reconcile net income to net cash provided by operating activities	174,201	158,350	190,634	332,551	258,372
Changes in operating assets and liabilities	(630,963)	(486,060)	(98,611)	(1,117,023)	(226,006)
Net cash provided by (used in) operating activities	(429,338)	(291,487)	289,559	(720,825)	336,731

Investing Activities:
Purchase of property, plant and equipment	(390,248)	(266,462)	(283,065)	(656,710)	(516,097)
Purchase of solar power systems	(10,936)	(173,341)	(36,329)	(184,277)	(146,195)
Other investing activities	2,515	6,832	(17,927)	9,347	(29,010)
Net cash used in investing activities	(398,669)	(432,971)	(337,321)	(831,640)	(691,302)

Financing Activities:
Net proceeds from sale of subsidiary’s redeemable preferred shares	297,000	—	—	297,000	—
Payments for repurchase of subsidiary’s ordinary shares	(70,624)	—	—	(70,624)	—
Net proceeds from subsidiary’s public offering of ordinary shares	—	—	803,645	—	803,645
Other financing activities	(38,778)	723,412	547,492	684,634	927,241
Net cash provided by financing activities	187,598	723,412	1,351,137	911,010	1,730,886
Effect of exchange rate changes	(61,483)	(51,253)	(128,769)	(112,736)	(95,679)
Net increase (decrease) in cash, cash equivalents and restricted cash	(701,892)	(52,299)	1,174,606	(754,191)	1,280,636
Cash, cash equivalents and restricted cash at the beginning of the period	$2,894,133	$2,946,432	$2,075,533	$2,946,432	$1,969,503
Cash, cash equivalents and restricted cash at the end of the period	$2,192,241	$2,894,133	$3,250,139	$2,192,241	$3,250,139